UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Board of Directors Meeting of March 24, 2006

SIGNATURES

Fiat Board of Directors Meeting of March 24, 2006

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Luca Cordero di Montezemolo to review the motions to be submitted to the forthcoming Stockholders Meeting for the renewal of Board of Directors whose mandate expires on the date of the Meeting.

The Board, having agreed on the recommendations set forth by the Nominating and Compensation Committee chaired by John Elkann, resolved to confirm the principle, adopted in May 2005, of a board composed of a majority of independent directors, believing that it is essential to ensure that the interests of all stockholders, including minority stockholders, are properly and effectively protected. The Board also confirmed the selective criteria adopted for determining the independence of directors. These criteria are more stringent than the ones recently adopted by the new Corporate Governance Code of Italian Listed Companies.

The Board underscored that, having thoroughly revised the corporate governance regulations of the Fiat Group last year, Fiat is already in compliance with the provisions of the new Corporate Governance Code. The Board also empowered the Nominating and Compensation Committee to put forth proposals to amend the Articles of Association on the basis of the recently issued savings law, also with a view to attaining compliance with regulations that may be issued in the future.

More specifically, the Board resolved to:

-	submit to the Stockholders Meeting a motion to set the number of members of the Board of Directors at fifteen, the majority of whom independent;

-	invite stockholders to submit motions for nominations of candidates within the fifteenth day prior to the Stockholders Meeting, as prescribed in the new Corporate Governance Code.

Turin, March 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney